[5] ESSENTIALS
2002 ANNUAL REVIEW

ALLTEL

[2002 MAJOR EVENTS]

First Quarter

ALLTEL introduces new digital national wireless calling plans designed to provide wireless customers with more choice and greater value.

Second Quarter

$1.385 billion in publicly traded equity units are listed on the New York Stock Exchange.

ALLTEL makes a public offering of senior notes in the principal amount of $1.5 billion to help finance pending acquisitions. The senior notes are rated by Standard & Poor's, Moody's Investors Service and Fitch Ratings at "A/A2/A."

Third Quarter

Joe T. Ford retires as CEO after 43 years of service, retaining his position as Chairman. Scott Ford assumes the CEO role as part of a previously announced succession plan.

ALLTEL gains 1.35 million new communications customers with the completion of two transactions. New local telephone properties are added in Kentucky, and new wireless operations are added in Arkansas, Louisiana, Michigan, Mississippi, Texas and Wisconsin.

Fourth Quarter

ALLTEL increases its regular quarterly dividend from 34 cents to 35 cents, the 42nd annual dividend increase since the company's founding. The new indicated annual rate is $1.40 per share.

ALLTEL launches DSL Lite, high-speed Internet access that can be bundled with Internet services from ALLTEL, for a lower price than other high-speed connections.

ALLTEL begins offering wireless customers a variety of downloadable games, e-mail, ring tones and picture-sharing applications via QUALCOMM's BREW platform. Color-screen handsets debut to support this service.


millions
15
10
5
0
00
01
02

Total Communications Customers


dollars
1.5
1.0
0.5
0.0
00
01
02

Actual Dividends Paid per Share

[LETTER TO STOCKHOLDERS]

I am pleased to be reporting good news in my first annual letter as Chief Executive Officer. Despite a challenging economic environment, 2002 was a solid year for ALLTEL. Revenues and fully diluted earnings per share from current businesses were up 6 percent and 14 percent over 2001, totaling nearly $8 billion and $3.24, respectively. Our results under Generally Accepted Accounting Principles (GAAP) included fully diluted earnings per share of $2.96. This represents a 13 percent decrease from 2001, due largely to gains on the sale of PCS licenses recorded in 2001. In 2002, our communications business generated $7.1 billion in revenues — an increase of 8 percent. The Board of Directors approved a dividend increase for the 42nd consecutive year, raising the indicated annual rate by 3 percent to $1.40 per common share.

This success was a direct result of our ability to adhere to the management principles established by ALLTEL's former CEO and current Chairman, Joe Ford. I am fortunate to have been handed the reins of a company founded on honesty, integrity and respect, one where we work very hard to maintain a balance between growth and the protection of our financial strength.

[2002 Highlights] Last summer we completed the acquisition of Verizon's Kentucky wireline properties and CenturyTel's wireless properties, adding about 1.35 million customers to our communications operations with little additional overhead. We employed our financial strength to raise nearly $3 billion in financing for these transactions, which increased our wireline access lines by 23 percent and our wireless subscribers by 10 percent.

We were able to assimilate these new customers very quickly, and their acceptance of our product offerings has already exceeded our expectations. For example, in Kentucky we reached 20 percent penetration of ALLTEL long-distance across our wireline customer base in only five months. Our success in this regard illustrates the merit of ALLTEL's business approach: by maintaining our focus on the customer access relationship and playing to our strengths as a reliable provider of total communications services, ALLTEL can generate profits in areas undervalued by our competitors.

This same fundamental strategy is also reflected in the sale of the financial services division of our Information Services subsidiary to Fidelity National Financial, Inc., which we announced on January 29, 2003. When this transaction closes later this year, ALLTEL will receive $1.05 billion, payable as $775 million cash and $275 million in Fidelity National common stock. This will enhance our financial flexibility and allow us to focus on our core communications business. The telecom division of our Information Services business will remain part of ALLTEL and will be integrated into our communications operations, where we expect it to continue to contribute to our success.



[Looking Ahead] In the years ahead, we will continue to follow our proven business approach, with a special emphasis on extending its core principles to our customer relationships, beginning with a detailed examination of the entire customer experience. This will include a look at how we interact with customers at the point of sale, how we care for them once they have purchased services from us, and the quality of calls and other services delivered through our networks.

[Industry & Regulatory Issues] Although I am excited about our plans for the future, we continue to face industry and regulatory challenges. The competitive field remains uneven because of differences between the intent and implementation of the 1996 Telecommunications Act. Additionally, the capital structure of our industry is still unsustainably skewed from the effects of the 1990s bull market.

On the wireless front, our task continues to be attracting high-quality customers in a cost-effective manner, despite an increasingly saturated market. We believe an emphasis on total service quality will allow us to expand our wireless base and likewise grow our top line. On the wireline side, we must grow revenues in a sector experiencing access line declines from both slowing demand and wireline replacement with wireless service and alternative broadband providers. Again, our customer focus and cost discipline should allow ALLTEL to maintain solid profit margins in our wireline business in the years ahead.

From a regulatory standpoint, we are preparing for what may be the greatest wave of change in our industry since adoption of the 1996 Telecommunications Act. Several important federal and state regulatory issues are currently pending, including wireless number portability and rules governing wholesale pricing of local wireline access, which could have a significant future impact on our business. Until the outcome of these issues becomes clear, we will evaluate any new investments or changes in our operations very carefully before committing to them. In the meantime, we will actively work to shape an enlightened regulatory environment to the extent we are able. We have endured similar uncertain regulatory periods many times before. We intend to face today's challenges by doing what we have always done — following a set of fundamentally sound management principles and paying close attention to our business priorities.

[In the years ahead, we will continue to follow our proven business approach, with a special emphasis on extending its core principles to our customer relationships.]

[A Final Thank You] In closing, I would like to thank the employees of ALLTEL for all of their hard work during 2002. Thanks to their dedication and efforts, we found a way to prosper in a year that can only be described as challenging.

Sincerely,

Scott T. Ford
President and Chief Executive Officer
January 31, 2003

[WHAT WE BELIEVE]

Although 2002 was a difficult year for many companies, at ALLTEL we increased our revenues and expanded our national footprint as a leading communications services provider. How did we achieve these goals in such a challenging environment? We believe that our fundamental business approach made the real difference: we start each day determined to fulfill our essential responsibilities as a publicly-held telecommunications company to the very best of our ability, in every situation, and at every single level of our organization.

In the section that follows, we detail the principles that drive our daily decisions here at ALLTEL — the same principles that will influence our business approach in the years ahead.

[1]

OUR FIRST PRIORITY IS RESPONSIBLE STEWARDSHIP

ALLTEL's shareholders have entrusted us with their money, and they expect us to use it prudently for their long-term benefit. Our first job as a company is to maintain a balance between pursuing growth and taking on too much financial risk.



Jeff Gardner
Senior Vice President–Chief Financial Officer



Skip Frantz
Executive Vice President–External Affairs



Kevin Beebe
Group President–Communications

[EACH DAY] At ALLTEL, we strive to grow without compromising our financial strength. Our strategy is to be in a position to take advantage of opportunities when they arise, but to do so in a fiscally responsible manner. In times of economic and regulatory uncertainties, we have an obligation to ensure that we have the financial stability to endure.

[IN 2002] ALLTEL's financial strength and track record of more than 250 successful acquisitions were both key factors in our ability to complete two acquisitions representing the addition of 1.35 million customers to our communications business. Despite a turbulent market and a troubled economy, we received positive support for our debt and equity offerings and raised $2.8 billion, net of issuance costs, while sustaining our A/A2/A credit rating — a rating among the highest in the telecom industry. The new wireless and wireline businesses we acquired have been successfully integrated into our operations and are now contributing to our bottom line.



Kelly Truax
Executive Vice President–Information Technology



Lon Zanetta
Executive Vice President–Information Technology

[2]

PRACTICE INTEGRITY ON A DAILY BASIS

We believe that integrity is our most important shared value.

[EACH DAY] We are determined to practice both personal and corporate integrity. We expect our employees to work toward the long-term success of ALLTEL — not just our quarterly profits — and to do what's right for our shareholders, our customers and each other. ALLTEL's management team tries to lead by example when it comes to these standards. We conduct business by asking ourselves not just what is permissible, but what is the right thing to do in each situation, from our largest acquisitions to the way we handle individual customer inquiries.

[IN 2002] ALLTEL's long-standing culture of integrity benefited us greatly during 2002. As management teams across America scrambled to ensure that their policies and practices were in compliance with newly mandated governance standards, we were able to focus our efforts on quickly adapting our existing standards and teaching ALLTEL's ethical guidelines to the employees who joined our company during the year.



George Page
Region President–Northeast



Jeff Fox
Group President–Information Services

[3]

TECHNOLOGY ISN'T ABOUT BEING COOL – IT'S ABOUT MAKING MONEY

We take an extremely disciplined approach when it comes to technology. We carefully examine the potential for profits before we make capital investments or launch new products.

[EACH DAY] Our approach to technology spending is to invest in cutting-edge products and services only after their viability is proven. Our definition of viability includes a working product that delivers as promised and one that our customers are willing to buy at a price that allows for a fair return to shareholders. By leaving the earliest stages of product development and beta testing to others, we can avoid the costly mistakes that many other telecommunications companies make.

[IN 2002] Few factors affect our reputation with customers more than our ability to deliver reliable, quality service. In 2002, we focused significant capital and the talents of our engineering team on increasing our network coverage, adding new features and improving service quality. We expanded our digital footprint by 10 percent while simultaneously improving our call completion rate and dramatically reducing dropped calls. We also added services such as games, e-mail, text messaging and mobile Web access. In our wireline markets, we expanded the availability of our high-speed Internet service — or DSL — to 50 percent of our total wireline customer base.



Chris Smith
Executive Vice President–Network Services



Keith Kostuch
Senior Vice President–Strategic Planning



Mike Flynn
Group President–Chief Information Officer

[4]

CUSTOMER RELATIONSHIPS ARE THE HEART OF OUR BUSINESS

One of the fundamental reasons ALLTEL has been successful is that we base our business on the customer access relationship then focus our operations on the needs of individual customers.



John Koch
Region President–Southeast



Frank O'Mara
Executive Vice President–Customer Service



Dave Atkins
Region President–West

[EACH DAY] Our organization combines traditional wireline and wireless divisions to converge on the customer relationship. We seek to understand their needs and to provide prompt and accurate care. In addition, we constantly search for new ways to earn and retain their loyalty.

[IN 2002] Broader service training within our call centers and throughout our sales organization made it easier than ever for customers to speak with someone empowered to help solve their problems. As part of these initiatives, we conducted performance evaluations of our customer service representatives that included reviews of the way they resolved customers' questions and concerns, their ability to handle calls without transferring customers, and their availability to answer calls. This streamlined process prompted many ALLTEL customers to write us with comments like this one, received from a customer about a Phoenix-based service representative: "She was genuinely concerned with the correctness of our account and our knowledge of what services we have and how they work."

[5]

GIVE YOUR BEST — AND EXPECT THE BEST FROM OTHERS



C.J. Duvall
Senior Vice President–Human Resources



Randy Wilbourn
Senior Vice President–Corporate Communications

We have learned that success in telecommunications is a paradox: in an industry based on technology, people are the real value — and their efforts the only sustainable way to make a true difference.

[EACH DAY] We are fortunate to have an outstanding workforce at ALLTEL. We expect the best from our employees — and they give it. In return, we work hard to create an environment where our employees can achieve their full career potential. Though we demand accountability, we also reward performance, and we link individual motivation with a path to personal success. We also encourage respect for one another at every level of our organization because we understand that we must all work together to succeed in our business.



Dan Lohr
Executive Vice President–Sales and Distribution



Philip Junker
Executive Vice President–Marketing

[IN 2002] ALLTEL processed more than 60,000 external job applications, a volume made possible by our on-line recruiting site. This Internet-accessible service allows anyone to view instantly open jobs at all ALLTEL locations; apply on-line; easily store and update their qualifications; and check on their application status. Employees can also refer friends and relatives to ALLTEL on-line or apply for open jobs they may be interested in themselves. This open door policy helps us retain good employees who want to grow professionally or pursue new career paths. Our goal with external candidates is not only to identify the best applicant for each job, but also to recognize that every individual who approaches us is either a current or a potential customer who should be treated with respect. Once applicants are hired, a similar emphasis on respect is an important part of ALLTEL's business culture.

[PLAYING TO OUR STRENGTHS]

In the current telecommunications environment, we believe that adaptability is key. As we look to the future, we will prepare for those possibilities out of our hands by maintaining our financial strength and by following a disciplined business plan. No matter what regulatory changes are implemented or what new technology is introduced, we will remain mindful of the need to balance growth with risk management. This strategy has served us well for many years, and we believe it is still the best way to keep ALLTEL positioned for the future.

[FINANCIAL HIGHLIGHTS]

Results Under GAAP


dollars in billions
8
6
4
2
0
00
01
02

Revenues


dollars in billions
2.0
1.5
1.0
0.5
0.0
00
01
02

Net Income


dollars
8
6
4
2
0
00
01
02

Basic Earnings per Share

For the years ended December 31,
(Millions, except per share amounts, customers in thousands)

			Increase (Decrease)		
	2002	2001	Amount	%	2000
Under GAAP:					
Revenues and sales:					
Wireless	**$ 4,160.2**	$ 3,832.0	$ 328.2	9	$ 3,536.6
Wireline	**2,179.7**	1,964.9	214.8	11	1,856.2
Communications support services	**806.6**	823.8	(17.2)	(2)	906.6
Information services	**990.1**	1,035.2	(45.1)	(4)	1,014.6
Total business segments	**8,136.6**	7,655.9	480.7	6	7,314.0
Less: intercompany eliminations	**153.2**	150.3	2.9	2	154.0
Total revenues and sales	**$ 7,983.4**	$ 7,505.6	$ 477.8	6	$ 7,160.0
Segment income:					
Wireless	**$ 947.9**	$ 827.7	$ 120.2	15	$ 866.8
Wireline	**793.0**	732.7	60.3	8	658.7
Communications support services	**63.4**	90.6	(27.2)	(30)	63.4
Information services	**161.9**	146.4	15.5	11	144.4
Total segment income	**$ 1,966.2**	$ 1,797.4	$ 168.8	9	$ 1,733.3
Operating income	**$ 1,815.6**	$ 1,664.7	$ 150.9	9	$ 1,667.5
Net income	**$ 924.3**	$ 1,067.0	$ (142.7)	(13)	$ 1,928.8
Basic earnings per share	**$2.97**	$3.42	($0.45)	(13)	$6.13
Diluted earnings per share	**$2.96**	$3.40	($0.44)	(13)	$6.08
Weighted average common shares:					
Basic	**311.0**	311.4	(0.4)	–	314.4
Diluted	**312.3**	313.5	(1.2)	–	317.2
Annual dividend per common share	**$1.40**	$1.36	$.04	3	$1.32
Capital expenditures	**$ 1,194.1**	$ 1,231.9	$ (37.8)	(3)	$ 1,164.7
At year end:					
Total assets	**$16,389.1**	$12,609.0	$3,780.1	30	$12,182.0
Wireless customers	**7,601.6**	6,683.0	918.6	14	6,241.6
Wireline customers	**3,167.3**	2,612.3	555.0	21	2,572.3
Long-distance customers	**1,542.2**	1,265.7	276.5	22	1,119.0

Pursuant to SFAS No. 142 "Goodwill and Other Intangible Assets," amortization of goodwill and other indefinite-lived intangible assets ceased as of January 1, 2002.

Communications support services includes long-distance, network management, product distribution and directory publishing operations.

[FINANCIAL HIGHLIGHTS]

Results From Current Businesses


dollars in billions
8
6
4
2
0
00
01
02

Revenues


dollars in billions
1.00
0.75
0.50
0.25
0.0
00
01
02

Net Income


dollars
4
3
2
1
0
00
01
02

Basic Earnings per Share

For the years ended December 31,
(Millions, except per share amounts)

	2002	2001	Increase (Decrease) Amount	%	2000
From current businesses					
Revenues and sales:					
Wireless	**$4,160.2**	$3,832.0	$328.2	9	$3,536.6
Wireline	**2,179.7**	1,964.9	214.8	11	1,867.7
Communications support services	**806.6**	823.8	(17.2)	(2)	906.6
Information services	**990.1**	1,035.2	(45.1)	(4)	1,014.6
Total business segments	**8,136.6**	7,655.9	480.7	6	7,325.5
Less: intercompany eliminations	**153.2**	150.3	2.9	2	154.0
Total revenues and sales	**$7,983.4**	$7,505.6	$477.8	6	$7,171.5
EBITDA:					
Wireless	**$1,528.6**	$1,446.7	$ 81.9	6	$1,347.5
Wireline	**1,269.5**	1,144.7	124.8	11	1,048.3
Communications support services	**90.5**	113.1	(22.6)	(20)	80.8
Information services	**255.7**	240.5	15.2	6	238.1
Total business segments	**3,144.3**	2,945.0	199.3	7	2,714.7
Less: corporate expenses	**21.0**	20.4	0.6	3	21.9
Total EBITDA	**$3,123.3**	$2,924.6	$198.7	7	$2,692.8
Segment income:					
Wireless	**$ 951.0**	$ 827.7	$123.3	15	$ 866.8
Wireline	**803.9**	732.7	71.2	10	670.2
Communications support services	**63.4**	90.6	(27.2)	(30)	63.4
Information services	**161.9**	146.4	15.5	11	144.4
Total segment income	**$1,980.2**	$1,797.4	$182.8	10	$1,744.8
Operating income	**$1,944.7**	$1,756.9	$187.8	11	$1,704.4
Net income	**$1,011.3**	$ 889.6	$121.7	14	$ 863.1
Basic earnings per share	**$3.25**	$2.86	$.39	14	$2.74
Diluted earnings per share	**$3.24**	$2.84	$.40	14	$2.72

Current businesses excludes integration expenses and other charges, gain on disposal of assets, write-down of investments and receivables, and net financing costs related to the prefunding of the Company's wireless and wireline acquisitions. See the Financial Supplement to ALLTEL's Form 10-K for the year ended December 31, 2002 for a further discussion of these items.

EBITDA represents earnings before interest, taxes, depreciation and amortization.

[FINANCIAL HIGHLIGHTS]

Reconciliation of Results of Operations Under GAAP To Results From Current Businesses

For the years ended December 31,
(Millions, except per share amounts)

	2002	2001	2000
Revenues and sales under GAAP	**$7,983.4**	$7,505.6	$7,160.0
Litigation settlement	**–**	–	11.5
Revenues and sales from current businesses	**$7,983.4**	$7,505.6	$7,171.5
Operating income under GAAP	**$1,815.6**	$1,664.7	$1,667.5
Items excluded from measuring segment income:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**14.0**	–	–
Litigation settlement	**–**	–	11.5
Integration expenses and other charges	**115.1**	92.2	25.4
Operating income from current businesses	**1,944.7**	1,756.9	1,704.4
Corporate expenses	**35.5**	40.5	40.4
Segment income from current businesses	**$1,980.2**	$1,797.4	$1,744.8
Operating income from current businesses	**$1,944.7**	$1,756.9	$1,704.4
Depreciation and amortization expense	**1,178.6**	1,167.7	988.4
EBITDA from current businesses	**$3,123.3**	$2,924.6	$2,692.8
Net income under GAAP	**$ 924.3**	$1,067.0	$1,928.8
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**8.7**	–	–
Litigation settlement	**–**	–	7.0
Integration expenses and other charges	**62.5**	54.8	15.0
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	**16.4**	–	–
Gain on disposal of assets	**(10.6)**	(214.4)	(1,133.5)
Write-down of investments	**10.0**	–	9.2
Termination fees on early retirement of long-term debt	**–**	1.7	–
Cumulative effect of accounting change, net of tax	**–**	(19.5)	36.6
Net income from current businesses	**$1,011.3**	$ 889.6	$ 863.1
Basic earnings per share under GAAP	**$2.97**	$3.42	$6.13
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**0.03**	–	–
Litigation settlement	**–**	–	0.02
Integration expenses and other charges	**0.20**	0.18	0.05
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	**0.05**	–	–
Gain on disposal of assets and other	**(0.03)**	(0.69)	(3.61)
Write-down of investments	**0.03**	–	0.03
Termination fees on early retirement of long-term debt	**–**	0.01	–
Cumulative effect of accounting change, net of tax	**–**	(0.06)	0.12
Basic earnings per share from current businesses	**$3.25**	$2.86	$2.74
Diluted earnings per share under GAAP	**$2.96**	$3.40	$6.08
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**0.03**	–	–
Litigation settlement	**–**	–	0.02
Integration expenses and other charges	**0.20**	0.17	0.04
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	**0.05**	–	–
Gain on disposal of assets and other	**(0.03)**	(0.68)	(3.57)
Write-down of investments	**0.03**	–	0.03
Termination fees on early retirement of long-term debt	**–**	0.01	–
Cumulative effect of accounting change, net of tax	**–**	(0.06)	0.12
Diluted earnings per share from current businesses	**$3.24**	$2.84	$2.72

[TOTAL COVERAGE]


Durango
Santa Fe
Albuquerque
Flagstaff
Phoenix
Tucson
El Paso

[As of December 31, 2002, ALLTEL had 12 million communications customers in 26 states generating $7 billion in annual revenues.]


Eau Claire
Appleton
Grand Rapids
Lansing
Jamestown
Toledo
Cleveland
Kittanning
Lexington
Charleston
Richmond
Springfield
Norfolk
Fayetteville
Raleigh
Fort Smith
Charlotte
Little Rock
Columbia
Augusta
Texarkana
Charleston
Shreveport
Jackson
Montgomery
Savannah
Mobile
Baton Rouge
Tallahassee
Jacksonville
New Orleans
Tampa
Wireless
Local telephone
National Calling Plans cover all 50 states

[DIRECTORS AND OFFICERS]

DIRECTORS

John R. Belk[3,4]
President of Finance, Systems and Operations,
Belk, Inc., Charlotte, North Carolina

Joe T. Ford
Chairman of the Company

Scott T. Ford[1]
President and Chief Executive Officer
of the Company

Dennis E. Foster[1]
Former Vice Chairman of the Company,
Lexington, Kentucky

Lawrence L. Gellerstedt III[2,4]
President and Chief Operating Officer,
The Integral Group, Atlanta, Georgia

Charles H. Goodman[1,3,5]
Vice Chairman, Henry Crown and Company,
Chicago, Illinois

Emon A. Mahony Jr.[1,5]
Chairman of the Board,
Arkansas Oklahoma Gas Corporation,
Fort Smith, Arkansas

John P. McConnell[2,4]
Chairman and Chief Executive Officer,
Worthington Industries, Inc., Columbus, Ohio

Josie C. Natori[2]
President and Chief Executive Officer,
The Natori Company, New York, New York

Gregory W. Penske[4]
President, Penske Automotive Group Inc.,
El Monte, California

Frank E. Reed[3,5]
Former Non-Management Chairman of the Board,
360° Communications Company,
Philadelphia, Pennsylvania

Fred W. Smith[3]
Chairman of the Board of Trustees,
Donald W. Reynolds Foundation,
Las Vegas, Nevada

Warren A. Stephens[1]
Chairman of the Board, President and
Chief Executive Officer, Stephens Inc.,
Little Rock, Arkansas

Ronald Townsend[2,5]
Communications Consultant, Jacksonville, Florida

OFFICERS

Joe T. Ford
Chairman

Scott T. Ford
President and Chief Executive Officer

Kevin L. Beebe
Group President–Communications

Michael T. Flynn
Group President–Chief Information Officer

Jeffrey H. Fox
Group President–Information Services

Francis X. Frantz
Executive Vice President–External Affairs,
General Counsel and Secretary

C.J. Duvall
Senior Vice President–Human Resources

Jeffery R. Gardner
Senior Vice President–Chief Financial Officer

Keith A. Kostuch
Senior Vice President–Strategic Planning

Sharilyn Gasaway
Controller

Scott Settelmyer
Treasurer

1 Executive Committee | 2 Governance Committee | 3 Audit Committee | 4 Compensation Committee | 5 Pension Trust Investment Committee

[INVESTOR INFORMATION]

Corporate Headquarters
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
www.alltel.com

Annual Meeting
The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m. (CDT) on Thursday, April 24, 2003, at ALLTEL Arena, Washington Street box office entrance, North Little Rock, Arkansas.

Investor Relations
Information requests from investors, security analysts and other members of the investment community should be addressed to:

Investor Relations Department
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
toll-free 877.4.INFO.AT (877-446-3628)
fax 501.905.5444

Toll-free Investor Information Line
Call 877.4.INFO.AT (877.446.3628) for an automatic connection to ALLTEL's investor relations and shareholder services departments, recent news releases, stock quotes and answers to frequently asked questions.

Common Stock Price and Dividend Information

Ticker Symbol	AT
Newspaper Listing	ALLTEL

Market Price

Year	Qtr.	High	Low	Close	Dividend Declared
2002	**4th**	**$56.28**	**$39.19**	**$51.00**	**$ .350**
	3rd	**47.99**	**35.33**	**40.13**	**.340**
	2nd	**56.35**	**43.55**	**47.00**	**.340**
	1st	**63.25**	**52.15**	**55.55**	**.340**
2001	4th	$65.15	$56.90	$61.73	$ .340
	3rd	65.15	54.57	57.95	.330
	2nd	61.30	50.01	61.26	.330
	1st	68.69	49.43	52.46	.330

The common stock is listed and traded on the New York and Pacific stock exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

Annual Report and Form 10-K Requests
The 2002 Annual Report and the Form 10-K Annual Report filed with the Securities and Exchange Commission are available electronically from the Company's Web site at www.alltel.com.

For the latest news about ALLTEL, visit our Web site at www.alltel.com
Stock quotes, charts graphing ALLTEL's stock trading activity, financial reports and SEC filings, recent news releases and company presentations are available on our Web site at www.alltel.com/investors.

Registered stockholders may also access their stock account by clicking on Shareholder Services at www.alltel.com/investors.

ALLTEL Corporation
One Allied Drive
Little Rock, AR 72202

501.905.8000
www.alltel.com